Exhibit (a)(5)(C)
MONSTER BEVERAGE CORPORATION COMMENCES MODIFIED DUTCH AUCTION TENDER OFFER TO PURCHASE UP TO $3.0 BILLION OF ITS OUTSTANDING COMMON STOCK
CORONA, Calif., May 8, 2024 (GLOBE NEWSWIRE) — Monster Beverage Corporation (NASDAQ: MNST) today announced that it has commenced a modified “Dutch auction” tender offer to purchase shares of its common stock for cash at a price per share of not less than $53.00 and not greater than $60.00, for a maximum aggregate purchase price of up to $3.0 billion. The tender offer begins today, May 8, 2024, and will expire at 11:59 p.m., New York City time, on June 5, 2024, unless extended or earlier terminated by Monster. The tender offer will be funded using a combination of (1) $2.0 billion of cash on hand, (2) $750.0 million in borrowings under a new term loan, and (3) $250.0 million in borrowings under a new revolving credit facility. Monster and certain of its subsidiaries expect to enter into a new credit agreement providing for a new $750 million three-year delayed draw senior term loan A facility (the “Term Loan”) and a new $750.0 million five-year senior revolving credit facility (the “RCF”) at least five business days prior to the expiration of the tender offer. It is a condition to the consummation of the tender offer that the credit agreement is entered into and at least $1.0 billion is funded under the Term Loan and the RCF at least five business days prior to the expiration of the tender offer (the “Financing Condition”). If the Financing Condition is not satisfied and Monster does not waive the Financing Condition, Monster may amend, terminate or extend the tender offer.
Monster shareholders may tender all or a portion of their shares at a price specified by the tendering shareholder of not less than $53.00 nor greater than $60.00 per share in increments of $0.50. Alternatively, Monster shareholders may tender shares without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, Monster will determine the lowest price per share within the range specified above that will enable it to purchase the maximum number of shares of its common stock having an aggregate purchase price up to $3.0 billion. All shares accepted in the tender offer will be purchased at the same price, which may be higher or lower than the market price immediately prior to or during the tender offer. If the tender offer is fully subscribed, then shares of common stock having an aggregate purchase price of up to $3.0 billion will be purchased, which would represent approximately between 4.8% to 5.4% of Monster’s issued and outstanding shares as of April 22, 2024, depending on the purchase price payable in the tender offer. In addition, if shares valued at more than the maximum aggregate purchase price of up to $3.0 billion are tendered in the tender offer at or below the purchase price, Monster may accept for purchase at the purchase price pursuant to the tender offer up to an additional 2% of its outstanding shares without extending the expiration time of the tender offer.
The tender offer is being made outside of Monster’s existing stock repurchase programs. The tender offer provides all Monster shareholders, including Rodney Sacks and Hilton Schlosberg, Monster’s Co-CEOs, with the opportunity to obtain liquidity for all or a portion of their shares with less potential disruption than open-market sales or other transactions. Mr. Sacks and Mr. Schlosberg have communicated their intent to tender up to 610,000 and 610,000 shares, respectively, for investment diversification and estate planning purposes. In addition, Sterling Trustees LLC, which controls trusts and entities for the benefit of certain family members of Mr. Sacks and Mr. Schlosberg, has advised Monster that it intends to tender up to an aggregate of 20,500,000 shares on behalf of such trusts and entities. Mark S. Vidergauz and Mark J. Hall, who are members of the Board, and Thomas J. Kelly and Emelie C. Tirre, who are executive officers, have advised us that they intend to tender up to 20,000, 500,000, 80,000 and 45,000 shares, respectively, that they beneficially own in the Offer. No other directors or executive officers intend to tender any of their shares in the tender offer. The tender of shares by Mr. Sacks, in particular, may provide him some flexibility to consider his own potential options, which may also help Monster continue succession planning for its next phase of leadership. In this regard, after consultation with the Board, Mr. Sacks is considering reducing his day-to-day management responsibilities starting in 2025, while continuing to manage certain areas of Monster’s business for which he has always been responsible. At that time, Mr. Sacks intends to remain Chairman of the Board, and Mr. Schlosberg would segue from Co-CEO to CEO.
Evercore Group L.L.C. and J.P. Morgan Securities LLC are acting as dealer managers for the tender offer. D.F. King & Co., Inc. is serving as the information agent, and Equiniti Trust Company, LLC is acting as the depositary. The Offer to Purchase, the related Letter of Transmittal and the other tender offer materials will be sent to Monster shareholders shortly after commencement of the tender offer. Each of these documents is also being filed with the SEC, and shareholders may obtain free copies of these documents from the SEC’s website at www.sec.gov. Shareholders should read these materials carefully when they become available because they will contain important information, including the terms and conditions of the tender offer. Requests for documents may also be directed to D.F. King & Co., Inc. at (888) 605-1958 or MNST@dfking.com. Questions regarding the tender offer may be directed to Evercore Group L.L.C. at (888) 474-0200 or J.P. Morgan Securities LLC at (877) 371-5947.
Although Monster has authorized the tender offer, none of the Board, Monster, the dealer managers, the information agent or the depositary or any of their affiliates has made, and they are not making, any recommendation to shareholders as to whether shareholders should tender or refrain from tendering their shares or as to the price or prices at which shareholders may choose to tender their shares. Monster has not authorized any person to make any such recommendation. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they will tender the shares. In doing so, shareholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal, including the purpose and effects of the tender offer. Shareholders are urged to discuss their decision with their own tax advisors, financial advisors and/or brokers.
This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, any security. No offer, solicitation or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful, save as in compliance with the requirements of Rule 13e-4(f)(8) promulgated under the Securities Exchange Act of 1934, as amended. The tender offer is only being made pursuant to the terms of the Offer to Purchase.
Monster Beverage Corporation
Based in Corona, California, Monster Beverage Corporation is a holding company and conducts no operating business except through its consolidated subsidiaries. Monster’s subsidiaries develop and market energy drinks, including Monster Energy® drinks, Monster Energy Ultra® energy drinks, Juice Monster® Energy + Juice energy drinks, Java Monster® non-carbonated coffee + energy drinks, Rehab® Monster® non-carbonated energy drinks, Monster Energy® Nitro energy drinks, Reign® Total Body Fuel high performance energy drinks, Reign Inferno® thermogenic fuel high performance energy drinks, Reign Storm® total wellness energy drinks, NOS® energy drinks, Full Throttle® energy drinks, Bang Energy® drinks, BPM® energy drinks, BU® energy drinks, Burn® energy drinks, Gladiator® energy drinks, Live+® energy drinks, Mother® energy drinks, Nalu® energy drinks, Play® and Power Play® (stylized) energy drinks, Relentless® energy drinks, Samurai® energy drinks, Ultra Energy® drinks, Predator® energy drinks and Fury® energy drinks. Monster’s subsidiaries also develop and market still and sparkling waters under the Monster Tour Water® brand name. Monster’s subsidiaries also develop and market craft beers, hard seltzers and flavored malt beverages under a number of brands, including Jai Alai® IPA, Dale’s Pale Ale®, Dallas Blonde®, Wild Basin® hard seltzers, The Beast Unleashed® and Nasty Beast™ Hard Tea. For more information visit www.monsterbevcorp.com.

Caution Concerning Forward-Looking Statements
Certain statements made in this announcement may constitute “forward-looking statements.” Monster cautions that these statements are based on management’s current knowledge and expectations and are subject to certain risks and uncertainties, many of which are outside of the control of Monster, that could cause actual results and events to differ materially from the statements made herein. For a more detailed discussion of the risks that could affect Monster’s operating results, see Monster’s reports filed with the Securities and Exchange Commission, including Monster’s annual report on Form 10-K for the year ended December 31, 2023 and subsequently filed reports. Monster’s actual results could differ materially from those contained in the forward-looking statements, including with respect to the tender offer.
CONTACTS:
Rodney C. Sacks
Chairman and Co-Chief Executive Officer
(951) 739-6200
Hilton H. Schlosberg
Vice Chairman and Co-Chief Executive Officer
(951) 739-6200
Roger S. Pondel / Judy Lin
PondelWilkinson Inc.
(310) 279-5980